200 CROSSING BLVD, 8TH FLOOR BRIDGEWATER, NJ 08807 synchronoss.com

April 10, 2017

VIA ELECTRONIC AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Brittany Ebbertt
Christine Dietz

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017 Form 8-K furnished February 8, 2017
File No. 000-52049

Dear Ms. Ebbertt:

As discussed earlier today, thank you for agreeing to a two week extension until April 26, 2017 for Synchronoss Technologies, Inc. (the “Company”) to provide its response to the March 29, 2017 comments from the staff of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 and the Form 8-k furnished February 8, 2017.

Please call me at 908-547-1239 if you have any questions.

Thank you.

Very truly yours,

/s/ Ronald J. Prague
Ronald J. Prague
Executive Vice President and General Counsel